
07007314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 2007 WASH, D.C. 186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Low — (212) 421-1616
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 17 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nathan Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Securities Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Marcia Kucher, Notary Public
State of New York No.03-466-7377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNRISE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

SUNRISE SECURITIES CORP.

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Sunrise Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 8, 2007

SUNRISE SECURITIES CORP.

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 531,036
Due from brokers	3,031,105
Securities owned, marketable, at market value	102,398
Securities owned, not readily marketable, at estimated fair value	22,141,815
Prepaid and other	114,225
Due from Shareholder	2,863,358
	$ 28,783,937
LIABILITIES	
Accounts payable and accrued expenses	$ 3,665,439
Deferred taxes	132,987
Income tax payable	47,639
	3,846,065
SHAREHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	18,444,712
Retained earnings	6,196,160
	24,937,872
	$ 28,783,937

See notes to statement of financial condition

SUNRISE SECURITIES CORP.

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Sunrise Securities Corp. (the "Company") is a registered broker/dealer that clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(ii).

[2] Revenue Recognition:

Securities transactions and commissions relating to securities transactions are recorded on a trade date basis. Revenues and expenses related to underwriting and private placement activities are recognized on the offering data when it can be determined that the fees have been irrevocably earned. Advisory service revenue is generally earned and recognized only upon successful completion of the engagement.

[3] Depreciation:

Depreciation of equipment is provided for by the straight-line method over estimated useful lives of five years.

[4] Cash:

Cash represents cash held in a major financial institution, which is insured by the Federal Deposit Insurance Corporation up to $100,000.

[5] Securities owned, marketable and not readily marketable:

Securities owned, marketable are stated at market value.

Securities owned, not readily marketable are stated at fair value, as determined by management.

From time to time the Company earns fees in the form of securities, which, generally, are not readily marketable. These securities are valued at fair value.

In 2005, The Company entered into agreements to compensate certain employees by providing them with rights in the economic benefits of certain warrants (the "Warrants") that are owned by the Company. The transferability of the Warrants themselves was limited. Under the agreements, should the Company sell the Warrants, the proceeds of the sale will be paid pro rata to the employees to whom the Company has granted the rights. As permitted by applicable laws, the Company will assign and transfer the Warrants underlying the rights to the employees. In 2006, the Company entered into similar agreements with employees. At December 31, 2006, the fair value of the Warrants involved, $3,516,147, is included in securities not readily marketable, with a corresponding liability in the same amount included in accounts payable and accrued expenses.

[6] Income taxes:

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for federal and state purposes. The Company is subject to New York City corporation taxes.

SUNRISE SECURITIES CORP.

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates, and these differences could be material.

NOTE B - RELATED PARTY TRANSACTIONS

At December 31, 2006, the Company has advances outstanding from its sole shareholder of $2,863,358.

NOTE C - INCOME TAXES

Deferred taxes consist of the following at December 31, 2006:

	Asset (Liability)
Cash to accrual adjustments	$ (29,000)
Net unrealized gain on securities owned	$ (104,000)
Charitable contribution carryover	761,000
	628,000
Valuation allowance	(761,000)
Net deferred tax Liability	$ (133,000)

At December 31, 2006, the Company has approximately $8,604,000 of charitable contribution carryovers that expire in 2009, 2010 and 2011.

The change in the valuation allowance from 2005 amounts to an increase of $293,000.

SUNRISE SECURITIES CORP.

Notes to Statement of Financial Condition
December 31, 2006

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2006, the Company had net capital of approximately $3,185,000 as compared to net capital requirements of $250,000.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are held in custodial accounts by its clearing brokers.

NOTE F - NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the Financial Standards Board issued SFAS No 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS is effective the first year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the company's financial statements.

END